Oncolytics Biotech® Announces Key Progress and Upcoming Studies for Breast and Pancreatic Cancer Treatments, Prepares for FDA Accelerated Approval Path

Recent clinical efficacy results from the BRACELET-1 trial in HR+/HER2- breast cancer pave the way for a clinical study designed to support an accelerated approval

Key milestones in gastrointestinal cancer clinical trials expected in 2025, with potential for new registration-enabling studies

SAN DIEGO, CA and CALGARY, AB, October 4, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, is issuing a corporate update to provide investors with a deeper understanding of recent data and what is expected for 2025.

“We’re excited by the recent BRACELET-1 results, which exceeded our expectations and substantiate the strong efficacy signal previously observed in breast cancer patients treated with pelareorep,” said Wayne Pisano, Interim CEO and Chair of Oncolytics’ Board of Directors. “Having treated well over 100 HR+/HER2- metastatic breast cancer patients in multiple clinical studies, these results provide the basis for a development path leading to an accelerated approval. The BRACELET-1 results, combined with recent feedback from the FDA, give us confidence in our development approach, and we look forward to initiating a clinical trial designed to support the approval of pelareorep as a novel breast cancer therapeutic.”

Mr. Pisano continued, “The gastrointestinal cancer data also supports making pancreatic cancer a major priority for the company. To advance this development, we’ve established a collaboration with the Global Coalition for Adaptive Research (GCAR), and The Pancreatic Cancer Action Network (PanCAN) has provided us with the funding to further investigate pelareorep in pancreatic cancer through our GOBLET study. Having demonstrated pelareorep’s efficacy across multiple cancer indications and with important data readouts and future studies on the horizon, I’m looking forward to these next few years of Oncolytics’ growth and development.”

Planned HR+/HER2- metastatic breast cancer study could open the door to an accelerated approval

The strong efficacy results from BRACELET-1 provide the foundation for a large Phase 2 study designed to support an accelerated approval. Early in 2025, we plan to submit to the FDA a pelareorep + paclitaxel combination therapy breast cancer trial. The study will enroll approximately 180 patients with HR+/HER2- advanced/metastatic breast cancer who have progressed on antibody-drug conjugates (ADCs) like Enhertu, who are not eligible for ADCs, or who cannot tolerate ADCs, which represents a patient population of approximately 55,000 patients in the US.1-4 The study design has sufficient statistical power to deliver a p-value of < 0.05 with a progression-free survival (PFS) benefit of ≥4.3 months. Notably, the BRACELET-1 study demonstrated a 5.7-month PFS benefit for the pelareorep + paclitaxel arm compared to chemotherapy alone, as detailed below. Enrollment in the registration-enabling study is expected to commence in the first half of 2025.

Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics, commented, “With the continuing evolution of breast cancer treatment, we have designed our breast cancer program with the guidance of leading experts in the field. Our first randomized study in breast cancer, IND-213, demonstrated the ability of pelareorep combination therapy to improve survival in heavily pre-treated patients with advanced or metastatic HR+/HER2- disease. The subsequent randomized BRACELET-1 study showed that pelareorep combination therapy could improve outcomes in HR+/HER2- breast cancer patients who had received prior CDK4/6 inhibitors. Based on the success of these studies, we are now ready to pursue a large phase 2 study powered to support an accelerated approval in the setting of ADC therapies such as Enhertu. Our plan is designed to obtain a regulatory approval with fewer patients, in a shorter time, and requiring less funding than traditional regulatory pathways. Our thorough understanding of pelareorep’s mechanism of action makes us confident that pelareorep-based combination therapy will continue to deliver strong clinical benefits to HR+/HER2- breast cancer patients within the current treatment approach.”

BRACELET-1 efficacy data in HR+/HER2- metastatic breast cancer

The recently reported final BRACELET-1 study results provide clear evidence of pelareorep’s ability to improve outcomes in patients with advanced breast cancer (link to press release). Patients in the paclitaxel control arm had a median overall survival of 18.2 months. However, more than half of the patients in the pelareorep combination therapy arm were still alive at the time of the final survival analysis, resulting in a median overall survival of “Not Reached.” A conservative estimate of median overall survival for the pelareorep arm is 32.1 months, demonstrating that pelareorep + paclitaxel delivered a greater than 12-month survival advantage compared to paclitaxel alone. This survival benefit is further illustrated by the 24-month overall survival rate, which showed that 64% of patients treated with pelareorep combination therapy survived at least 2 years compared to only 33% of patients treated with paclitaxel alone. In addition, final progression-free survival was 12.1 months for pelareorep + paclitaxel compared to 6.4 months for paclitaxel alone, yielding a benefit of 5.7 months.

Gastrointestinal cancer opportunities

We also anticipate continuing our development of pelareorep in gastrointestinal cancers. Once the master protocol has been finalized with GCAR for the pelareorep combination therapy, we intend to approach the FDA before the end of the year. This study is designed to produce registrational data. Additionally, we continue to evaluate pelareorep combination therapy in patients with anal cancer, building on the promising initial efficacy data in this patient population. If the expanded results continue to show a favorable efficacy signal, we anticipate moving directly to a registration-enabling study. Finally, we expect to provide updates on cohort 5 of the GOBLET study, which is investigating pelareorep in pancreatic cancer in combination with the chemotherapy modified FOLFIRINOX (mFOLFIRINOX) with or without atezolizumab. Positive results from this combination will bolster our opportunity in pancreatic cancer and potentially provide an additional registrational opportunity. The initial efficacy results from this cohort are expected in the second half of 2025.

Anticipated upcoming milestones
•H1 2025: Initiate registrational study of pelareorep + paclitaxel in HR+/HER2- metastatic breast cancer
•H1 2025: Safety run-in data from cohort 5 of the GOBLET study, investigating pelareorep and mFOLFIRINOX with or without atezolizumab in newly diagnosed pancreatic cancer
•H1 2025: updated efficacy data from cohort 4 of the GOBLET study, investigating pelareorep and atezolizumab in second-line or later anal cancer
•H2 2025: Initial efficacy results from cohort 5 of the GOBLET study, investigating pelareorep and mFOLFIRINOX with or without atezolizumab in newly diagnosed pancreatic cancer

References:
1.Gampenrieder, Simon Peter et al. “Landscape of HER2-low metastatic breast cancer (MBC): results from the Austrian AGMT_MBC-Registry.” Breast cancer research : BCR vol. 23,1 112. 14 Dec. 2021, doi:10.1186/s13058-021-01492-x;
2.Schettini, Francesco et al. “Clinical, pathological, and PAM50 gene expression features of HER2-low breast cancer.” NPJ breast cancer vol. 7,1 1. 4 Jan. 2021, doi:10.1038/s41523-020-00208-2
3.Mehta, Sandhya et al. “Prevalent of ‘HER2 ultra-low’ among patients with advanced breast cancer with historical IHC0 status.” Journal of Clinical Oncology vol. 42, 16. 29 May 2024, doi.org/10.1200/JCO.2024.42.16_suppl.e1315;
4.Tarantino, Paolo et al. “HER2-Low Breast Cancer: Pathological and Clinical Landscape.” Journal of clinical oncology : official journal of the American Society of Clinical Oncology vol. 38,17 (2020): 1951-1962. doi:10.1200/JCO.19.02488; DESTINY-BREAST04; DESTINY-BREAST06

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief that our recent BRACELET-1 results provide the basis for a development path leading to an accelerated approval; our planned development approach for pelareorep; our belief that our gastrointestinal data supports making pancreatic cancer a major priority for Oncolytics; the design and objectives of our planned Phase 2 HR+/HER2- metastatic breast cancer study and the next steps related thereto and timing thereof; the design and objectives of our planned gastrointestinal study with GCAR and the next steps related thereto and timing thereof; our upcoming milestones and the anticipated timing thereof; our belief that pelareorep is poised to advance to registration-enabling studies for the treatment of breast and pancreatic cancers; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com